UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ADAMAS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

SUPERNUS REEF, INC.

(Offeror)

A Wholly Owned Subsidiary of

SUPERNUS PHARMACEUTICALS, INC.

(Parent of Offeror)

Common Stock par value $0.001 per share

(Title of Class of Securities)

00548A106

(CUSIP Number of Class of Securities)

Timothy C. Dec

Senior Vice President and Chief Financial Officer

Supernus Pharmaceuticals, Inc.

9715 Key West Ave

Rockville, Maryland 20850

Telephone: (301) 838-2500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark I. Gruhin, Esq.

George A. Naya, Esq.

Saul Ewing Arnstein & Lehr LLP

1919 Pennsylvania Avenue NW, Suite 550

Washington, DC 20006

Telephone: (202) 333-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$394,349,917	$36,557

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) an amount equal to the product of (i) $7.9875, the average of the high and low sales prices per share of Adamas Pharmaceuticals, Inc. (“Adamas”) common stock, par value $0.001 per share (each such share, a “Share”), on October 20, 2021, as reported by NASDAQ, and (ii) 50,859,663 Shares, which consist of (A) 48,313,273 Shares outstanding (inclusive of Shares that are subject to vesting or forfeiture restrictions granted pursuant to an Adamas equity incentive plan, program or arrangement) and (B) 2,546,390 Shares issuable pursuant to outstanding options with an exercise price less than $8.10 (the “Closing Amount”), less (b) an amount equal to the product of (i) 2,546,390 Shares issuable pursuant to outstanding options with an exercise price less than the Closing Amount and (ii) the weighted average exercise price for such options of $4.67 per Share. The calculation of the filing fee is based on information provided by Adamas as of October 20, 2021.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction value by 0.00009270.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,557	Filing Party: Supernus Reef, Inc.
Supernus Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 25, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by (a) Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), and (b) Supernus. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas”), in exchange for (a) $8.10 per Share, in cash, without interest and less any applicable withholding taxes, plus (b) two non-transferable and non-tradable contingent value rights per Share, each of which represents the contractual right to receive a contingent payments of $0.50, in cash, without interest and less any applicable withholding taxes, which amount will become payable, if at all, if specified milestones are achieved prior to December 31, 2024 and December 31, 2025, as applicable, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2021, a copy of which is attached as Exhibit (a)(1)(A) (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the foregoing:

“The Offer and withdrawal rights expired at 12:00 midnight, New York time, on November 24, 2021 (one minute following 11:59 p.m., New York time, on November 23, 2021). The Depositary has advised Purchaser that a total of 35,478,225 Shares (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL)) were validly tendered (and not properly withdrawn) pursuant to the Offer prior to the Expiration Date, representing approximately 77.3% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered (and not properly withdrawn) pursuant to the Offer (together with any Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL) satisfies the Minimum Condition, and all other conditions to the Offer have been satisfied or (to the extent waivable) waived. Promptly following the Expiration Date, all Shares that were validly tendered (and not properly withdrawn) pursuant to the Offer were accepted for payment by Purchaser. Purchaser has paid for all such validly tendered Shares in accordance with the terms of the Offer.

Following consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and Purchaser was merged with and into Adamas, without a vote of Adamas’ stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, each then issued and outstanding Share not previously purchased in the Offer (other than (a) Shares that at the Effective Time are held by Adamas, Supernus, Purchaser or any other direct or indirect wholly owned subsidiary of Supernus and (b) Shares outstanding immediately prior to the Effective Time that were held by stockholders of Adamas who are entitled to appraisal rights under the DGCL and have properly exercised and perfected, and not withdrawn or otherwise lost, such appraisal rights) was converted into the right to receive $8.10 per Share, in cash, without interest and less any applicable withholding taxes, plus two non-transferable and non-tradable contingent value rights per Share, each of which represents the contractual right to receive a contingent payments of $0.50, in cash, without interest and less any applicable withholding taxes, which amount will become payable, if at all, if specified milestones are achieved prior to December 31, 2024 and December 31, 2025, as applicable.

The full text of the press release issued by Supernus on November 24, 2021, announcing the successful completion of its acquisition of Adamas, including the successful completion of both the Offer and the Merger, is incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Supernus with the SEC on November 24, 2021.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.
(a)(5)(D)	Press Release issued by Supernus on November 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Supernus on November 24, 2021).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2021

SUPERNUS REEF, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President, Treasurer and Secretary

SUPERNUS PHARMACEUTICALS, INC.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.

(a)(1)(A)*	Offer to Purchase, dated October 25, 2021.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on October 25, 2021.

(a)(2)(A)*	Schedule 14D-9, dated October 25, 2021.

(a)(5)(A)*	Joint Press Release issued by Supernus and Adamas on October 11, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Supernus on October 12, 2021).

(a)(5)(B)*	Investor Presentation issued by Supernus on October 11, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Supernus on October 12, 2021).

(a)(5)(C)*	Press Release issued by Supernus on November 23, 2021.

(a)(5)(D)*	Press Release issued by Supernus on November 24, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report to Form 8-K filed by Supernus on November 24, 2021).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated October 10, 2021, by and among Supernus Pharmaceuticals, Inc., Supernus Reef, Inc. and Adamas Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Adamas on October 12, 2021 (File No. 001-36399)).

(d)(2)*	Form of Contingent Value Rights Agreement..

(d)(3)*	Mutual Non-Disclosure Agreement, dated August 9, 2021, by and among Supernus Pharmaceuticals, Inc. and Adamas Pharmaceuticals, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed